SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cheche Group Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

G20707108**

(CUSIP Number)

Lei Zhang

Mutong Holidngs Limited

8th Floor, Desheng Hesheng Fortune Plaza

13-1 Deshengmenwai Avenue, Xicheng Dist.

Beijing, 100088

People’s Republic of China

(86) 010-5083 0911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the Class A Ordinary Shares, par value US$0.00001 per share (the “Class A Ordinary Shares”), of Cheche Group Inc. (the “Issuer”). No CUSIP has been assigned to the Class B ordinary shares, par value US$0.00001 per share (the “Class B Ordinary Shares”) of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G20707108

1.	Names of Reporting Persons. Lei Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,596,504 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,596,504 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,596,504 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.4%(2) (representing 49.2%(1)(2) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) IN

(1)	Representing 18,596,504 Class B Ordinary Shares directly held by Mutong Holdings Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Lei Zhang. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not Mr. Lei Zhang or an affiliate of Mr. Lei Zhang, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to three votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 76,148,641 outstanding Ordinary Shares as a single class, being the sum of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of September 29, 2023, as reported in the Issuer’s registration statement on form F-1 filed with the SEC on September 29, 2023.

CUSIP No. G20707108

1.	Names of Reporting Persons. Mutong Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,596,504 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,596,504 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,596,504 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.4%(2) (representing 49.2%(1)(2) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not Mr. Lei Zhang or an affiliate of Mr. Lei Zhang, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to three votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 76,148,641 outstanding Ordinary Shares as a single class, being the sum of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of September 29, 2023, as reported in the Issuer’s registration statement on form F-1 filed with the SEC on September 29, 2023.

CUSIP No. G20707108

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares of the Issuer. The Class A Ordinary Shares of the Issuer are listed on the Nasdaq Stock Market LLC under the symbol “CCG.”

The principal executive offices of the Issuer are located at 8th Floor, Desheng Hesheng Fortune Plaza, 13-1, Deshengmenwai Avenue, Xicheng Dist., Beijing, 100088, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

(a) Name:

Mr. Lei Zhang and Mutong Holdings Limited are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mutong Holdings Limited is principally a holding company organized and existing under the laws of British Virgin Islands. Mutong Holdings Limited is wholly owned by Mr. Lei Zhang.

(b) Residence or business address:

The registered address of Mutong Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

The business address of Mr. Lei Zhang is 8th Floor, Desheng Hesheng Fortune Plaza, 13-1, Deshengmenwai Avenue, Xicheng Dist., Beijing, 100088, the PRC.

(c) Principal business of each reporting person and address:

The principal business of Mutong Holdings Limited is holding the securities of the Issuer on behalf of Mr. Lei Zhang.

The principal business of Mr. Lei Zhang is to serve as the chairman of the board of directors and the co-chief executive officer of the Issuer.

(d) — (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the Class B Ordinary Shares acquired by the Reporting Persons. Prior to consummation of the Business Combination (as defined below), the Reporting Persons beneficially owned 253,181,563 ordinary shares of Cheche Technology Inc., an exempted company incorporated under the laws of the Cayman Islands (“CCT”) through Mutong Holdings Limited. Upon consummation of the Business Combination (as defined below), Mutong Holdings Limited received 18,596,504 Class B Ordinary Shares in exchange for the shares held by it in CCT.

Item 4. Purpose of Transaction.

Business Combination

On September 14, 2023, the Issuer consummated the business combination (the “Business Combination”) with Prime Impact Acquisition I (“Prime Impact”), pursuant to the business combination agreement, dated as of January 29, 2023 (the “Business Combination Agreement”), by and among Prime Impact, the Company, Cheche Merger Sub Inc. (“Merger Sub”), and CCT.

Pursuant to the Business Combination Agreement, the Business Combination were effected in two steps. On September 14, 2023 (the “Closing Date”), (1) Prime Impact merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a publicly traded entity (the time at which the Initial Merger became effective is referred to herein as the “Initial Merger Effective Time”); and (2) immediately following the Initial Merger, Merger Sub merged with and into CCT (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with CCT surviving the Acquisition Merger as a wholly owned subsidiary of the Company. The Business Combination was consummated on September 14, 2023.

As a result of the Business Combination and the share exchange thereunder, the ordinary shares then held by Mutong Holdings Limited was cancelled in exchange for 18,596,504 Class B Ordinary Shares.

Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, Mutong Holdings Limited entered into a certain Shareholder Support Agreement with the Issuer, among others, pursuant to which, Mutong Holdings Limited agreed to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, and to be subject to lock-up and transfer restriction, which shall end on the earlier of (a)  six month following the closing date of the Business Combination; and (b) the first date that the closing price of the Class A Ordinary Shares equals or is greater than $12.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period after the Acquisition Closing (as defined in the Business Combination Agreement). If earlier, each of the foregoing lock-up periods would terminate on the date after the Closing Date on which a Change of Control (as defined in the Shareholder Support Agreement) of the Issuer occurs.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form Shareholder Support Agreement, which is attached as Exhibit B to this Schedule 13D and incorporated herein by reference.

A&R Registration Rights Agreement

In connection with the Acquisition Closing (as defined in the Business Combination Agreement), the Issuer and the Registration Rights Holders, including Mutong Holdings Limited, entered into the A&R Registration Rights Agreement on September 14, 2023. Pursuant to the A&R Registration Rights Agreement, the Issuer have agreed that, within 30 days after the Closing Date (or within 90 days following the Closing Date if the Issuer is required to include therein additional financial information that is not included in the Registration Statement at the time of the Closing), the Issuer will use commercially reasonable efforts to file with the SEC (at its own cost and expense) the resale registration statement (the “Resale Registration Statement”), and the Issuer will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, certain shareholders that are parties to the A&R Registration Rights Agreement can demand up to three underwritten offerings, and all of holders of Registration Rights can demand three block trades within any 12-month period and will be entitled to customary piggyback registration rights.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form A&R Registration Rights Agreement, which is attached as Exhibit C to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.

(c) Except the information set forth in this Schedule 13D, no transactions in any of the Ordinary Shares of the Issuer have been effected by the Reporting Persons during the past sixty days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement dated October 13, 2023 by and among the Reporting Persons.

B	Form of Shareholder Support Agreement, by and among certain shareholders of Cheche Technology Inc, Cheche Technology Inc., Cheche Group Inc. and Prime Impact Acquisition I (incorporated by reference to Exhibit 10.2 of Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023).

C	Form of A&R Registration Rights Agreement by and among Cheche Group Inc., Prime Impact Cayman LLC and certain other parties named therein (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2023

Lei Zhang

By:	/s/ Lei Zhang
Name:	Lei Zhang

Mutong Holdings Limited

By:	/s/ Lei Zhang
Name:	Lei Zhang
Title:	Director

Exhibit A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: October 13, 2023	LEI ZHANG

	By:	/s/ Lei Zhang

Dated: October 13, 2023	MUTONG HOLDINGS LIMITED

	By:	/s/ Lei Zhang
	Name:	Lei Zhang
	Title:	Director

[Signature Page to Joint Filing Agreement]